PEARSON PLC

80 Strand

London

WC2R 0RL

VIA EDGAR AND E-MAIL

October 17, 2013

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pearson plc

Form 20-F for the Year Ended December 31, 2012

Filed March 22, 2013

File No. 001-16055

Dear Ms. Cvrkel,

The following sets out the response of Pearson plc (the “Company”) to the comments set forth in your letter of 2 October 2013 regarding the above referenced filing. For ease of review we have set out the comment together with the Company’s response.

Note 7. Income Taxes, page F-26

1.	We note from your response to our prior comment number 1 that the reassessment of the recoverability of the deferred tax balances relates in part to a one-off exercise in 2012 to review deferred tax calculations and balances following the introduction of new tax reporting software in the US in 2012. We further note that the total balance relating to prior year adjustments for the reassessment of the recoverability of deferred tax was pound sterling 36 million and some of the adjustments arising from this one-off exercise would be considered as “errors” in the context of IAS 8 but their impact on the income statements in 2010 or 2011 and the impact on the balance sheets in either of those years was not considered material by management in the context of a restatements. Given that the errors identified during 2012 appear to represent in excess of ten percent of your profit from continuing operations for 2012, please provide us with a detailed explanation of the quantitative and qualitative factors considered by management in determining that the correction of these errors was not material to your financial statements for 2010, 2011 or 2012. As part of your response, you should also indicate the amount of the errors which relate to each period presented in your financial statements and you should explain why you do not believe the error related to each period are material in relation to your results of operations for the period. Refer to the guidance outlined in SAB Topic 1:M.

Response:

As stated in our previous correspondence, our US deferred tax balances were reviewed in 2012 following the introduction of new tax reporting software. This resulted in the reassessment of certain deferred tax balances and the identification of some ‘errors’ in the context of IAS 8.

REGISTERED OFFICE AT THE ABOVE ADDRESS. REGISTERED IN ENGLAND NUMBER 53723

The table below gives a breakdown of the total prior year adjustment to deferred tax of £36 million and includes those errors identified as part of the tax software implementation in the US.

		2009 and prior years	2010	2011	Total
	Note	£m	£m	£m	£m
Deferred tax relating to:
Errors
- Accruals	1	13	—	—	13
- Deferred compensation	2	2	1	1	4
- Acquisition accounting	3	—	(5)	—	(5)
- Legal entity restructure	4	8	—	—	8

		23	(4)	1	20
Re-assessments and transfers	5				16

					36

An explanation of the adjustments are detailed below:

(1)	A £5m deferred tax liability relating to the accrued costs of promotional materials was not adjusted when an accounting methodology change was implemented prior to 2003 and was carried forward in the IFRS transition in 2003. The error has been carried forward on the balance sheet since that time and was written back in 2012. A deferred tax liability of £8m relating to accrued bonuses was made in error in 2001 and was also carried forward on transition to IFRS and subsequently adjusted in 2012.

(2)	Cumulative tax accounting errors relating to deferred compensation were corrected in 2012. These errors cross a number of years and the impact on 2010, 2011 and prior years has been estimated.

(3)	A deferred tax balance of £5m was double counted on an acquisition in 2010, being recorded in both the acquired entity and on consolidation. The error was identified after the end of the measurement period and therefore has been corrected through the income statement in 2012.

(4)	During the early 2000s the Company restructured its Canadian business. A deferred tax liability relating to a potential capital gain on the transaction should have been re-assessed and released at the time. The error was corrected in 2012.

(5)	The amounts relate to prior year deferred tax items that have been reclassified to current tax with no net effect on the income statement or that relate to reassessment of prior year deferred tax balances in 2012 in the light of new information and judgments and do not constitute ‘errors’.

The Company considered the materiality of these errors relating to prior periods with reference to the guidance in SAB Topic 1:M, 1:N, and under IAS 8. Under IAS 8 a material prior period error should be restated retrospectively in the first set of financial statements issued after which the error is discovered.

IAS defines material: ‘Omissions or misstatements of items are material if they could, individually, or collectively, influence the economic decisions that users make on the basis of the financial statements. Materiality depends on the size and the nature of the omission or misstatement judged in the surrounding circumstances. The size or nature of the item, or a combination of both, could be a determining factor.’ SAB Topic 1:M provides similar guidance on materiality, the need to consider the ‘total mix’ of information available to a reasonable person relying on the report, and the need therefore to consider both quantitative and qualitative factors.

Firstly the size of the impact on each of the years was considered. The majority of the errors relate to years before 2010 which are not presented in our report. Any restatement would be to opening net assets, and would be clearly immaterial. The amounts relating to 2010 and 2011 compared to the total tax charge are only 3.6% and 0.6%, and to profit before tax are 0.7% and 0.1% respectively and are considered clearly immaterial in size.

Through the review process it was identified that all the errors should have been recorded to the tax charge and therefore it is appropriate that they are corrected through the tax charge in 2012. The correction in 2012 is just under 7% of the total profit from continuing operations, under 0.5% of revenue, under 0.5% of the total net assets and does not impact cash flow. The profit from continuing operations in 2012 includes the one off £113m loss on the disposal of Pearson in Practice which had no impact on tax and also includes the £43m reclassification of our Penguin business to discontinued operations even though we maintain a continued interest in this business through the associate interest in the combined Penguin Random House venture. Before taking into account the disposal of Pearson in Practice and the reclassification of Penguin, the adjustment to tax for the correction of errors would have been less than 5% of profit after tax. The Company determined this was not an insignificant amount, however, the evaluation considered other factors in addition to the size of the misstatement.

The Company has considered the following SAB 1:M qualitative factors and concluded as follows:

The misstatement does not mask a change in earnings or other trends, nor does it hide a failure to meet analysts’ consensus expectations for the company.

The misstatement does not change a loss into income or income to loss.

The misstatement does not affect a particular segment’s results as the tax charge is not split segmentally.

The misstatement does not affect the Company’s compliance with regulatory requirements, nor does it affect the Company’s compliance with loan covenants or other contractual requirements.

Because the Remuneration Committee has the authority to use their judgment in assessing awards and given the number of years involved, the Company cannot say the misstatement had no impact on management’s compensation. Nonetheless, the Company concluded that the misstatement did not have the effect of increasing management’s compensation in any direct, material way.

The misstatement does not involve concealment of an unlawful transaction.

The Company concluded, for all the reasons identified above that the view of a reasonable investor, or user of the accounts, would not have been altered by this misstatement in 2010, 2011 or 2012 and therefore concluded that it was not material. Consequently the errors were corrected in the 2012 financial statements.

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 or Howard Kenny of Morgan, Lewis & Bockius LLP (our U.S. counsel) at (212)-309-6843.

Very truly yours,

/s/ Robin Freestone
Robin Freestone
Chief Financial Officer

cc:	Effie Simpson, SEC

Morgan, Lewis & Bockius LLP

PricewaterhouseCoopers LLP